SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                         ___________

                        SCHEDULE 13 D

           Under the Securities Exchange Act of 1934

                  Mariner Post Acute Network
________________________________________________________________
                        (Name of Issuer)

           Common Stock, $.01 par value per share
_________________________________________________________________
                (Title of Class of Securities)


                          698940103
_________________________________________________________________
                       (CUSIP Number)

                         Stiles A. Kellett, Jr.
                    200 Galleria Parkway, Suite 1800
                         Atlanta, Georgia 30327
                              (770) 956-7970
_________________________________________________________________
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         March 10, 1999
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following. [ ]

CUSIP No.     698940103          13D           Page 2 of 6 Pages
________________________________________________________________

 (1) Name of Reporting Person:
          Stiles A. Kellett, Jr.
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________

 (2) Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                          (b) [X]
________________________________________________________________
 (3) SEC Use Only
________________________________________________________________

 (4) Source of Funds: OO and PF
________________________________________________________________

 (5) Check Box if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2(e) [  ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7)  Sole Voting Power: 3,671,043*
Beneficially Owned by     _______________________________________
Each Reporting            (8)  Shared Voting Power: 0
Person With               _______________________________________
                          (9)  Sole Dispositive Power: 3,671,043*
                          _______________________________________
                          (10) Shared Dispositive Power: 0
________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Stiles A. Kellett, Jr.: 3,671,043*
________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares      [ ]
________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11):
          Stiles A. Kellett, Jr.: 5.01%
________________________________________________________________
(14) Type of Reporting Person: IN
________________________________________________________________

*Includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership in which Mr. Kellett serves as general partner and 20,000 shares owned by Mr. Kellett's wife.


                                              Page 3 of 6 Pages

Item 1. Security and Issuer.

     Common stock, $.01 par value per share

     Mariner Post Acute Network, Inc.
     One Ravinia Drive, Suite 1500
     Atlanta, Georgia 30346

Item 2.  Identity and Background.

     (a)  Name.

          Stiles A. Kellett, Jr.

     (b)  Residence or Business Address.

          200 Galleria Parkway, Suite 1800
          Atlanta, Georgia 30339

     (c)  Present Principal Occupation.

          Chairman and Owner, Kellett Investment Corporation

     (d)  Conviction(s) in Any Criminal Proceeding.

          Not Applicable.

     (e)  Party to Civil Proceeding(s) Pertaining to State or
          Federal Securities Laws.

          Not Applicable.

     (f)  Citizenship.

          United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     2,181,183 of the shares of common stock of the Issuer owned by Mr. Kellett were acquired in the merger (the "Merger") of a wholly-owned subsidiary of the Issuer with Mariner Health Group, Inc. ("MHG") effective July 31, 1998. Prior to the Merger, Mr. Kellett owned 2,181,183 shares of the common stock of MHG. No cash consideration was involved. Likewise, 862,760 shares of common stock of the Issuer were acquired in the Merger by Kellett Partners, L.P., a Georgia limited partnership in which Mr. Kellett is the general partner. As general partner of the partnership Mr. Kellett has sole voting and dispositive power over all of the shares owned by the partnership. Prior to the Merger the partnership owned 862,760 shares of the common stock of MHG. Similarly, 10,000 shares of common stock of the Issuer were acquired in the Merger by Mr. Kellett's wife, Carol M.

                                              Page 4 of 6 Pages

Kellett. Mr. Kellett has tacit voting and dispositive power over these shares. Prior to the Merger Mrs. Kellett owned 10,000 shares of common stock of MHG. Since the Merger Mr. Kellett has purchased 322,100 shares of the Issuer (on March 3, 1999) at $2.12 per share, and 285,000 shares of the Issuer (on March 4, 1999) at $2.56 per share. On March 10, 1999 Mrs. Kellett purchased 10,000 shares of the Issuer at $2.38 per share. These shares were purchased in the open market at prices prevailing at the time of the purchase. These purchases were made from the personal funds of Mr. Kellett.

Item 4.  Purpose of Transaction.

     The shares of the Issuer acquired by Mr. Kellett, the partnership and Mrs. Kellett pursuant to the Merger were acquired solely as consideration for the Merger and as an investment by these parties. The shares of the Issuer purchased by Mr. and Mrs. Kellett since the Merger were acquired as an investment by them.

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Securities
Beneficially Owned.

                    3,671,043                5.01%
                    (See Note 1 below)

________________________________________________________________
Note 1:

Includes 2,788,283 shares owned directly by Mr. Kellett; 862,760 shares owned by Kellett Partners, L.P., but for which the voting and investment power is controlled by Mr. Kellett as the sole general partner of Kellett Partners, L.P.; and 20,000 shares owned by Mr. Kellett's wife, Carol M. Kellett, but for which the voting and investment power is tacitly controlled by Mr. Kellett.

     (b) Number of Shares as to which Reporting Person has:

          (i)Sole Power to Vote or Direct the Vote: 3,671,043*

*See Note 1 to paragraph (a) of this Item 5.











                                              Page 5 of 6 Pages

          (ii) Shared Power to Vote or Direct the Vote: 0

          (iii) Sole Power to Dispose or Direct the Disposition of: 3,671,043*

*See Note 1 to paragraph (a) of this Item 5.

          (iv) Shared Power to Dispose or Direct the Disposition of: 0

     (c)  Transactions effected during the Past 60 Days.

     The following transactions occurred within the past 60 days. On March 3, 1999 Mr. Kellett purchased 322,100 shares of the Issuer at $2.12 per share. On March 4, 1999 Mr. Kellett purchased 285,000 shares of the Issuer at $2.56 per share. On March 10, 1999 Mr. Kellett's wife purchased 10,000 shares of the Issuer at $2.38 per share. All of these shares were purchased in the open market at prices prevailing at the time of purchase.

     (d)  Other Persons with Right to Receive or Direct the
          Receipt of Dividends from the Proceeds of the Sale of the Securities.

                    Not Applicable

     (e) Date upon which the Reporting Person Ceased to be the Beneficial Owner of more than 5% of the Securities.

                    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                    Not Applicable

















                                              Page 6 of 6 Pages

Item 7.  Exhibits.

                    Not Applicable



                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   March 18, 1999
                                   ______________________________
                                   (Date)


                                   /s/ Stiles A. Kellett, Jr.
                                   ______________________________
                                   Stiles A. Kellett, Jr.